EXHIBIT 7: POLICIES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

The Compliance Department performs daily, and ongoing tasks related to the development, adjustment, and administration of the internal control policies and procedures deemed necessary related to among other things the handling and prevention of conflicts of interest.

Separation of Analysis and Marketing

To avoid conflicts of interest between the areas responsible for the rating process and the collection of fees and charges, the Administration Department is responsible for handling and collecting fees and charges for the services that HR Ratings provides, maintaining this process independent from the areas responsible for credit analysis and ratings. This separation of functions is implemented through the abstention of participation in the decisions of the Analysis Department; and the Analysis Department is not involved in the process whereby the issuers contract Company services or for the handling and collection of fees and charges.

Furthermore, secured electronic card and fingerprint access for every side of the office has been implemented to avoid any conflict of interest. Analysts' fingerprints or electronic access cards do not open the administrative or business development office door and administrative or business development electronic access cards or fingerprints do not open the analysis office door.

The Compliance Officer will be responsible for monitoring and overseeing compliance with the foregoing by the two Departments and if any fault is detected, this will be evaluated and analyzed according to the policies and mechanisms to identify, eliminate, or properly manage the conflicts of interest described subsequently.

Income Dependency

To avoid conflicts of interest regarding being paid by issuers, underwriters, obligors to determine credit ratings with respect to securities or money market instruments they issue or underwrite; or being paid by investors to determine a credit rating regarding their investments or transactions that could be favorably or adversely impacted by a credit rating issued by the Nationally Recognized Statistical Rating Organization, HR Ratings will refrain from providing its services when:

1. The revenues that would be received from an entity, issuer, or investor that intends to contract these services, or from members of the same business group or consortium, would represent ten percent or more of HR Ratings' total revenues received the prior fiscal year.

2. The revenues that would be received from each state or municipality would represent five percent or more of HR Ratings' total revenues received the previous year.

3. The sum of the revenues received from a state and its municipalities would represent ten percent or more of HR Ratings' total revenues received the previous year. This condition will only apply when the state acts as guarantor on the operations of the municipalities.

   The calculation of the revenues mentioned above will consider all the revenues that HR Ratings would receive from said states or municipalities, including those for credit quality assessment services for securities issued by trusts on which the state or municipality is the settlor.

Credit Ratings requested by a third other than the entity or issuer

To avoid conflicts of interest, in the event that a third party other than the entity or issuer hires HR Ratings to determine a credit rating the third party will not have the right to provide comments or additional information after the Analysis Committee assigned the rating. This right will be granted only for the issuer or rated entity when they collaborated delivering information for the analysis of the rating.

Analysts' previous employment

To avoid conflicts of interest regarding analysts' previous employments, when a director of analysis or an analyst, in the 12 months prior to the start of the rating process, has served as board member, management, or employee of an entity or issuer rated, or at any entity member of the same business group as the entity or issuer rated, or has had any business dealings that could create a conflict of interest with said entities or issuers, the human resources personnel within the selection process of a new employee, will deliver a copy of the CV´s for the selected candidates, to the Chief Compliance Officer, in order that this officer be able to investigate the possibility of conflict of interest. In the event the Chief Compliance Officer detects a possible conflict of interest, this officer will inform the company CEO to this effect, and also the Human Resources Director, for the relevant decision to be made.

Personal Investments and Loans, Credits, Goods, Yields, Services, or any Business Relationship

To avoid conflict of interest regarding any personal investments that could generate conflicts of interest, all new Company employees, shareholders and board members will present, on their starting date, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also, those of their spouse, partner, or minor-aged children.

In addition, all Company Board Members, management, and employees who operate a Securities Transaction with any entity or company rated by HR Ratings will notify the Compliance Officer within 10 business days following the operation of the Transaction in question.

The foregoing notwithstanding, all Company employees and board members must complete and submit Appendix 1 every six months.

Appendix 1 must be accompanied by a brokerage or bank statement in which the referred securities transaction could be verifiable. The aforementioned statements must be not older than 3 months of the date of the appendix submission, and the information non-relevant to the disclosed securities transactions may be crossed out.

HR Ratings will maintain on the Agency's electronic system a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") for HR Ratings employees and board members to consult in order to meet compliance with this section. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed, but their rating has not yet been released (the "Private Ratings List"), to which only the Agency Chief Executive Officer, the members of the Compliance, Risk and Operations Departments, the members of the Business Development Department, the senior analysts, and the members of the Board of Directors will have access. Both client lists will be maintained current on the Agency's electronic system.

If the employee holds such investment prior to being an HR Ratings employee, will be prohibited from transacting the investment, and the employee will also be prohibited from participating in the rating process for the issuer and or offering.

In the event that any technical or management personnel holds such investments, the personnel will be prohibited from participating in the rating process given the conflict of interest that may be held for company employees or HR Ratings in accordance with the applicable regulations.

Any investments sought prior to a rating process and which are related to any issuer or offering where the employee is involved in the corresponding rating process, must be reported in writing to the Chief Compliance Officer.

On the other hand, management and technical personnel are required to report the loans, credits, goods, interest rates[1], services or any business relationship that are in the process of obtaining or were obtained from an entity or issuer, prior to starting any participation in the rating process involving that entity or issuer, when the loan, credit, good, interest rate, business relationship or service, or business relationship obtained or in the process of obtaining, is on more than an arms length ordinary course of business relationship with clients. Loans, credits, goods, interest rates, services, or business relationships obtained, will be reported.

Management and technical personnel that have received or are in the process of receiving a loan, credit, good, interest rate, service, or business relationship, which is more than an arms length ordinary course of business relationship with clients, will not participate in the rating process involving said entity or issuer.

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[1] An interest rate referring to a bank account

Gifts, Entertainment, and Preferential Treatment

In the event any entity or issuer with which HR Ratings holds a business or services relationship, or any employee of same or of any financial authority, political party, or government or state-involved institution solicits or offers Company technical or management personnel, or any other employee, explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment, the person in question will report this to the Compliance Officer immediately, in writing, regardless whether they have accepted the item or not.

The Company, its employees, management, and board members are only permitted to accept or receive from any person with which HR Ratings holds a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25 (twenty-five US dollars).

Any offering that would lead to a conflict of interest for the Company or would violate HR Ratings' standards of ethics, the entity, issuer, or person in question will be asked, in writing, by the Business Development Department, to terminate the business relationship informing them of the reasons for such action.

Outside activities

Company employees, management and shareholders will need to be authorized by the Chief Compliance Officer before entering the employment and/or engage in any activity outside HR Ratings.

Furthermore, company employees, management and shareholders, will inform the Chief Compliance Officer in the event that their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings. The family relationship to the second degree includes the parents, children, grandparents, siblings, and grandchildren of the employee. The foregoing notwithstanding, all Company employees, shareholders, and board members will sign this form every six months.

Disclosure of conflicts of interest

Notwithstanding the above, all HR Ratings employees, shareholders, management, and board members are required to disclose to the Chief Compliance Officer, in writing and with copy to the Company Chief Executive Officer and Chief Risk Officer, any personal or financial relationship, either their own or that of any other employee of which they have knowledge, that could generate a conflict of interest regarding any entity, issuer, and/or operation. Conflicts of interest must be disclosed to the Chief Compliance Officer.

The Compliance Officer, together with the Company CEO and the Chief Risk Officer, and, when necessary, a legal advisor will discuss and analyze real and/or potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, which may include:

- Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer, and/or operation with which they have the conflict of interest, until such time as the conflict is resolved or confirmed; assigning a different person to take their place in the analysis process.

- Suspending the person's access to all material non-public or confidential information for the entity or issuer with which they have the conflict of interest.

  The independent board members will be promptly informed of all possible of factual conflict of interest when they occur.

The above is without prejudice of any sanctions that may be applicable.

Post-employment follow-up

HR Ratings will make the best effort to collect as much information as possible of the future employment of any employee that may have participated in the Company's rating processes so as to inform the Securities and Exchange Commission to this effect, in the event that within five years from the end of their service with HR Ratings, the former employee enters the employ of an entity or issuer rated by HR Ratings or any structuring agent with which HR Ratings has or has had a relationship, provided the former employee has held a management position in the Company or has been an analyst participating, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent.

Look Back review of the former employee

When any credit management personnel or analyst terminates their employment with HR Ratings and takes a position with an issuer or entity rated by the Company, when the analyst in question has participated in the rating process, as Credit Officer, Lead Analyst, or part of the analysis team, or with a structuring agent for a security, instrument, or operation in whose rating process such person has participated, HR Ratings will take the following measures:

- When the company have knowledge of the former employee entering the employ of the entity, issuer, or structuring agent, HR Ratings will review the performance of the analyst over the 12 months previous from the most rating action of the entity or issuer in question before the employee left the Agency.

- The Chief Risk Officer, who reports directly to independent members of the Board of Directors, will perform the post employment follow up review process on the analytical side, with the support of the previous immediate supervisor of the analyst in question, in the terms of what is stated in HR Ratings Code of Conduct.

If any elements are detected that would presume the rating or ratings had been influenced by a conflict of interest or that these had not been assigned correctly, the Chief Risk Officer will report such situation to the Company's Compliance Officer and the Chief Credit Officer, and the latter will be asked to start a re-rating process.

In such case, HR Ratings will publish the change of rating or the confirmation of the rating, accordingly, within fifteen calendar days following the date on which it was found that the rating could have been influenced by a conflict of interest.

If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation, as evidence was found that the rating could have been influenced by a conflict of interest.

Private Ratings

The following will apply in the event that an entity or issuer requests a rating to be held private:

- Private ratings will only be delivered to the persons authorized by the entity or issuer rated to exchange information with HR Ratings.

- In the event that a private rating is made public outside of HR Ratings, HR Ratings will publish the rating immediately.

- Ratings, monitoring or cancellations will not be held private on securities that are registered or with intention of being registered in the National Securities Register in Mexico.

- Private ratings will always carry a confidential watermark.

Sanctions applicable

In the event any employee, management, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Chief Compliance Officer, together with the Company CEO and Chief Risk Officer, will analyze the case and determine the measures and/or sanctions to be levied considering the impact on the continuity of the operations of HR Ratings.

The Chief Compliance Officer will be responsible for examining and determining infractions committed and for imposing sanctions according to the breach in question, which may be:

1. Verbal reprimand
2. Written reprimand
3. 3 to 10 day suspension without pay
4. Dismissal
5. Any measure to resolve a potential conflict of interest

The Chief Compliance Officer, together with the CEO and the Chief Risk Officer, will impose the sanctions for serious violations of the Company rules, on hearing the opinion of the independent members of the Board of Directors.

In this case, the alleged offender may challenge the sanction imposed before the independent members of the Board of Directors within 10 business days of receiving notice of the sanction.

The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.